Exhibit 4.6

June 14, 2005

Surge Global Energy, Inc.
12220 El Camino Real, Suite 410
San Diego, CA 92130 USA

Attn: David Perez, Chief Operating Officer and Chairman

Re: Letter of Intent to Conduct Feasibility Study

Dear David:

As per recent discussions between your firm and ours, we wish to present you with this letter of intent that will progress your Sawn Lake Heavy Oil project. Our understanding of the terms under which Genoil Inc. (“Genoil”) and Surge Global Energy, Inc. (“Surge”) will work together are as follows:

1.	Genoil will conduct field tests using Sawn Lake heavy oil. Genoil will pay the operating costs associated with running the Two Hills facility for the duration of the tests. Surge will supply the oil, desalt it if necessary, and pay for crude assays for both the feed and product crudes. A formal testing agreement will follow the signing of this letter.

2.	Genoil will use the results of the testing to provide Surge with a technical report on the results of the tests, including optimal operating conditions and resulting product characteristics of the syncrude.

3.	Genoil will provide Surge with a preliminary cost estimation for a field upgrader incorporating the Genoil Hydroconversion Unit (“GHU”).

4.	Based on these reports, Surge will determine whether or not to move forward to the detailed engineering phase of the project, at which time Genoil and Surge and its partners shall enter into a written agreement including the terms outlined below:

a.	Assuming that Surge determines to move forward, Genoil will oversee construction of the field upgrader at an actual cost. Surge and its partners will be responsible for all costs associated with the detailed engineering, procurement, construction, and commissioning of the project.

b.	Net Revenue for the Upgrader will be calculated by first determining a field price for the feedstock (“Heavy oil Price”). The Heavy oil Price will be determined by reference to posted pricing for comparable crudes in the area if possible. The Gross Revenue received shall be equal to the price achieved when the upgraded product is sold to an unrelated third party (net of transportation costs to the transfer point). The Upgrader Expenses will include all direct expenses of the Upgrader as well as allocated expenses where applicable. The Net Revenue will equal the Gross Revenue less the Heavy oil Price less Upgrader Expenses.

c.	Once the Aggregate Net Revenue received from the project by Surge and its partners is equal to the actual Capital Costs spent by Surge and its partners, the Payout Time will be decreed to have been reached.

d.	Prior to the Payout Time, Surge and its partners will receive 100% of the Net Revenues. After the Payout Time, Surge et al will receive 70% of the Net Revenues and Genoil will be entitled to receive a payment equal to 30% of the Net Revenues for the balance of the life of the Project.

If you are in agreement with the above terms, please sign below and return a copy to Genoil.

Sincerely,

/s/ David K. Lifschultz

David K. Lifschultz
CEO & Chairman
Genoil Inc.

Agreed to this 14th day of June 2005.

/s/ David Perez

David Perez
COO & Chairman